U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    QWEST COMMUNICATIONS INTERNATIONAL, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF US WEST RETIREES

3.  Address of person relying on exemption:
    1833 East Gary Street, Mesa, AZ   85203-4510

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

                 ASSOCIATION OF US WEST RETIREES
            1833 E. GARY STREET, MESA, AZ  85203-4510

                                              April 2006

DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR three important shareholder resolutions on Qwest's proxy card for the upcoming Annual
Meeting on May 24 in Denver.

WE URGE YOU TO VOTE YOUR QWEST PROXY
FOR PROPOSAL 4 (RECOVER UNEARNED EXECUTIVE COMPENSATION)
FOR PROPOSAL 5 (SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS) AND
FOR PROPOSAL 6 (MAJORITY VOTE FOR ELECTION OF DIRECTORS)

Qwest's stock price has declined 86.1% over the most recent five-year period, according to the proxy (p. 36). We support these proposals because we believe they would better align executive compensation and Board accountability with long-term shareholder interests.

  - RECOVER UNEARNED EXECUTIVE COMPENSATION: PROXY PROPOSAL NO. 4 ASKS THE BOARD TO ADOPT A POLICY WHEREBY, IN THE EVENT OF A SUBSTANTIAL DOWNWARD RESTATEMENT OF FINANCIAL RESULTS, THE BOARD WILL PURSUE ALL LEGAL REMEDIES TO RECOVER FOR SHAREHOLDERS THE UNEARNED BONUSES AND OTHER PERFORMANCE-BASED COMPENSATION MADE TO EXECUTIVE OFFICERS DURING THE PERIOD OF THE RESTATEMENT.

We believe that Qwest should therefore seek to recover for shareholders any substantial compensation awarded due to fraudulent or erroneous financial results. Although a number of companies have adopted disgorgement policies, this issue has particular relevance at Qwest. On March 15 of last year, the SEC charged former Qwest CEO Joseph
Nacchio and eight other executives with orchestrating a "massive financial fraud" between 1999 and 2002. Qwest itself paid a $250 million fine in 2004 - not covered by insurance - to settle related SEC charges that the Company
"fraudulently recognized over $3.8 billion in revenue."
Qwest's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

The amounts at stake are not trivial. Nacchio netted more than $230 million in stock sales between 1999 and 2001, while then-Board Chairman Phillip Anschutz reaped $1.85 billion, according to the Denver Post. Needless to say, shareholders did not fare so well. Qwest's stock price plunged from a post-merger high of $60 to nearly $1 after the initial restatement.

Although Qwest's Board claims to have a pay-for-performance policy, it has taken no action to recover unearned compensation from Nacchio and other charged executives.
The federal Sarbanes-Oxley Act encourages companies to seek restitution of performance compensation resulting from fraudulent accounting, but it is not retroactive and covers only CEOs and CFOs. After this proposal was introduced, Qwest's Board adopted a policy saying it will review and consider recovering unearned compensation in the future - however, that policy is only prospective and limited, as it seems to be premised on a finding of individual wrongdoing.

We agree with Institutional Shareholder Services, which concluded that "the company's current policy leaves too much discretion to the board." We believe unearned compensation should be recovered for shareholders, whether or not there is a finding of personal misconduct. This is simple fairness and ties compensation more closely to actual financial performance.
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  - SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS (SERPS): PROPOSAL
    NO. 5 ASKS THE BOARD TO SEEK SHAREHOLDER APPROVAL FOR
    FUTURE NON-QUALIFIED PENSION PLANS, OR INDIVIDUAL
    RETIREMENT ARRANGEMENTS, THAT PROVIDE PREFERENTIAL
    BENEFITS FOR SENIOR EXECUTIVES.  THE BOARD WOULD RETAIN
    THE OPTION TO SEEK SHAREHOLDER RATIFICATION AFTER THE MATERIAL TERMS OF AN EXECUTIVE'S EMPLOYMENT ARE AGREED UPON.

Qwest guarantees extraordinary nonqualified pension benefits - and "pension parachutes" - to certain executive officers that far exceed the benefit formulas that apply either to managers or to employees under the Company's rank-and-file pension plan.

The 2006 proxy (p. 26) discloses that Qwest's three top officers - CEO Richard Notebaert, CFO Oren Shaffer and
Executive VP Barry Allen - receive a supplemental pension benefit that guarantees them the extraordinary SERP benefits they would have earned had they stayed with their previous employer. The estimated lump sum pension payout for this additional benefit is $15.1 million (Notebaert), $4.4 million (Shaffer) and $10.4 million (Allen). In addition, their employment agreements contain a "pension parachute" that adds two extra years of service credit to the calculation of their pension payout in the context of a change in control.

Because these costly SERP contributions are GUARANTEED AND
NOT PERFORMANCE-BASED, they do nothing in our view to align management incentives with long-term shareholder interests.
We believe shareholder scrutiny will encourage more reasonable SERP agreements in the future.

  - ELECT DIRECTORS BY MAJORITY VOTE: PROPOSAL NO. 6
    PROPOSES TO AMEND QWEST'S BYLAWS TO REQUIRE THAT
    DIRECTORS BE ELECTED BY A MAJORITY OF SHARES VOTED IN
    UNCONTESTED ELECTIONS, OR BY A PLURALITY OF THE SHARES
    IN CONTESTED ELECTIONS.

Our Company currently uses the plurality vote standard to elect directors, even when they run unopposed. As a result, a nominee in a director election can be elected with as little as one single affirmative vote, even if 99.99% of the shares voted "withhold" support from that nominee. While this undemocratic standard works to ensure the election of the entire Board slate in an uncontested election, it denies shareholders a meaningful role in the director election process.

A majority vote standard for directors is particularly appropriate at Qwest, where we believe that substantial
"withhold" votes for certain affiliated directors in recent years suggest that shareholders have continued concerns about the Board's independence. At the 2003 Annual Meeting,
20% of the shares voted withheld support for the re-election of former Board Chairman Philip Anschutz. In
2004, 24% of the shares voted withheld support from Cannon
Harvey - one of two other Anschutz Company officers then serving on Qwest's Board.

Institutional Shareholder Services (ISS) and Glass-Lewis &
Co. were among the leading proxy advisory firms recommending a "withhold" vote on Anschutz and Harvey because they are non-independent directors serving on Qwest's four-person Nominating Committee. Shareholders should have the option to vote "no," which we believe will strengthen board accountability.

We hope you will join us and VOTE YOUR SHARES FOR PROPOSALS
NO. 4, 5 AND 6.

                            Sincerely,

                            /s/ Philip M. Graham
                            Philip Graham
                            Qwest Shareholder and Treasurer,
                            Association of US West Retirees

PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE
ENTIRELY BY THE RETIREE ORGANIZATIONS AFFILIATED WITH THE
ASSOCIATION OF US WEST RETIREES.  THIS LETTER IS NOT A
SOLICITATION.
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